Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the year ended December 31,
	2007	2006		2005		2004	2003
Including Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(302,762)	$(272,008)		$32,283		$129,303	$166,054
Plus:
Fixed Charges (excluding capitalized interest)	427,141	623,668		670,137		387,675	322,657

Total Earnings	$124,379	$351,660		$702,420		$516,978	$488,711

Fixed Charges:
Interest expensed and capitalized	$423,986	$619,094		$665,313		$383,613	$318,715
Amortized premiums, discounts, and capitalized expenses related to indebtedness	633	1,411		1,869		1,473	1,531
An estimate of the interest component within rental expense	2,522	3,163		2,955		2,589	2,411

Total Fixed Charges before preferred dividends	427,141	623,668		670,137		387,675	322,657

Preferred dividends	33,299	33,299		33,299		33,299	21,088
Ratio of pre tax income to net income	1.771	1.215		2.447		0.602	1.168

Preferred dividend factor	58,973	40,458		81,483		20,046	24,631

Total fixed charges and preferred stock dividends	$486,114	$664,126		$751,620		$407,721	$347,288

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )	(A	)	(A	)	1.27	1.41

Excluding Interest on Deposits

(Loss) earnings:
Pre-tax (loss) income from continuing operations	$(302,762)	$(272,008)		$32,283		$129,303	$166,054
Plus:
Fixed Charges (excluding capitalized interest)	255,909	468,250		563,973		306,992	251,248

Total (Loss) Earnings	$(46,853)	$196,242		$596,256		$436,295	$417,302

Fixed Charges:
Interest expensed and capitalized	$252,754	$463,676		$559,149		$302,930	$247,306
Amortized premiums, discounts, and capitalized expenses related to indebtedness	633	1,411		1,869		1,473	1,531
An estimate of the interest component within rental expense	2,522	3,163		2,955		2,589	2,411

Total Fixed Charges before preferred dividends	255,909	468,250		563,973		306,992	251,248

Preferred dividends	33,299	33,299		33,299		33,299	21,088
Ratio of pre tax income to net income	1.771	1.215		2.447		0.602	1.168

Preferred dividend factor	58,973	40,458		81,483		20,046	24,631

Total fixed charges and preferred stock dividends	$314,882	$508,708		$645,456		$327,038	$275,879

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )	(A	)	(A	)	1.33	1.51

(A)	For the years ended December 31, 2007, 2006 and 2005 earnings were not sufficient to cover preferred dividends and the ratios were less than 1:1. The Company would have had to generate additional earnings of $243.8 million, $312.5 million, and $21.8 million to achieve a ratio of 1:1 in 2007, 2006 and 2005, respectively.